August 31, 2005



Ms. Lisa A. Stewart
President and Chief Executive Officer
El Paso Production Holding Company
El Paso Building
1001 Louisiana Street
Houston, Texas  77002


	Re:	El Paso Production Holding Company
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
		Forms 10-Q for Fiscal Quarters Ended
March 31, 2005 and June 30, 2005
      Filed May 12, 2005 and August 8, 2005
		File No. 333-106586


Dear Ms. Stewart:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Quantitative and Qualitative Disclosures about Market Risk, page
23

1. Please expand on your disclosure to clearly indicate whether or not the sensitivities relate to trading or non-trading activities. Note that you are required to address each market risk for both trading and non-trading activities. Refer to Item 305(a) of Regulation S-K.

Note 4. Financial Instruments and Price Risk Management
Activities,
page 35

2. We note the line item "Net liabilities from price risk
management
activities" included in the tabular presentation of the carrying amounts and estimated fair values of your financial instruments as of
December 31, 2004 and 2003.  We note that these amounts correspond to
the sum of the current and long-term liability amounts reflected on
the face of your consolidated balance sheets. Please confirm, if true, that the amounts reflected on your balance sheets are indeed net balances and explain why this presentation is appropriate. We note your related disclosure on page 36. Specifically address FIN 39 in your response.

Report of Independent Registered Public Accounting Firm, page 49

3. Please request your auditors to revise their report to include the name of their audit firm and a conformed signature such that the report fully complies with Article 2 of Regulation S-X.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Ms. Lisa A. Stewart
El Paso Production Holding Company
August 31, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010